

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

Thomas Tam
Chief Executive Officer
Solowin Holdings, Ltd.
Room 1910-1912A, Tower 3
China Hong Kong City
33 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong

Re: Solowin Holdings, Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted March 29, 2023
CIK No. 0001959224

Dear Thomas Tam:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 filed March 29, 2023

Prospectus Cover Page, page i

1.   We note your response to comment 1 and reissue in part. Please revise here, and in the prospectus summary and risk factors, to clarify that the legal and operational risks associated with operations in China may also apply to your operations in Hong Kong, should recent statements and regulatory actions by China's government apply to you in the future.

Commonly Used Defined Terms, page ii

2.   We note your response to comment 2 and reissue. We further note that (i) this document continues to contain references to "we," "us," "our," "the Company" and "our company" throughout and (ii) your disclosure on page i indicates that terms such as "we," "us," "our", "the Company" and "our company" may refer to Solowin Holdings and its subsidiary, Solomon JZ, as a whole or may refer to just Solomon JZ, where disclosures pertain to business operations. Please refrain from using terms such as "we," "us," "our," "our company," and "our business" when describing activities or functions of the operating subsidiary. Please revise disclosures throughout the document as necessary to provide distinct references for the holding company, subsidiary, and other entities so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

You may contact Shannon Davis at (202) 551-6687 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Kevin Sun